Ur-Energy Announces Receipt of Wyoming State Permit to Mine for the Lost Creek ISR Uranium Project

LITTLETON, Colo., Oct. 24, 2011 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce that the Wyoming Department of Environmental Quality ("WDEQ") has issued a Permit to Mine for the Company's Lost Creek in-situ recovery ("ISR") uranium project located in Sweetwater County. The State permit authorizes Ur-Energy to construct and operate the Lost Creek ISR uranium mine facilities, including the first mine unit.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

"Receiving the State Permit to Mine is a major step in Ur-Energy's progression to full mining operations at its Lost Creek deposit. This mine will create meaningful employment opportunities here in the State of Wyoming," stated Ur-Energy President and CEO Wayne Heili. "Diligent work by both the WDEQ and Ur-Energy personnel ensures that the Lost Creek ISR Project will meet or exceed the environmental standards of the State. Wyoming's citizens, along with the shareholders of Ur-Energy, will soon be able to realize the benefits of safe, cost-effective and environmentally friendly in-situ uranium recovery at the Lost Creek Project."

Along with the State Permit to Mine, the Company has previously received the U.S. Nuclear Regulatory Commission's Source and Byproduct Materials License, the Environmental Protection Agency's Aquifer Exemption, a WDEQ Class I Underground Injection Control Permit and local approval of the Development Plan by Sweetwater County. The Company now only awaits approval of the Plan of Operations by the Bureau of Land Management before construction and operations commence.

About Ur-Energy

Ur-Energy is a junior uranium company engaged in the identification, acquisition, exploration and development of uranium properties in both the United States and Canada. The company is currently completing mine planning and permitting activities to bring its Lost Creek Wyoming in situ uranium deposit and planned processing facility into production. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt and related timing of the approval of the BLM Plan of Operations; timing for commencement of construction and operations at Lost Creek, the realization of benefits from safe, cost effective and environmentally friendly ISR mining at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.